Exhibit 5.1





Roy E. Crippen III
2317 Woodcliff Rd.
Huntsville, AL 35801
February 7, 2006



Mr. Frank Libutti
Chairman and CEO
Digital Fusion, Inc.
4940-A Corporate Dr.
Huntsville, AL 35805


Dear Frank:

After six years of loyally serving shareholders on Digital Fusion's Board of Directors, I have come to the conclusion that it is time to end my tenure as a director. As such, I hereby formally resign from the Digital Fusion Board of Directors effective immediately. As a large shareholder, I hope for and I'm counting on your continued success.

I would also like to take this opportunity to share with you and the board my thoughts on the important issue of re-listing our stock on a national stock exchange. I strongly believe, as do a significant number of Digital Fusion shareholders, that all shareholders will benefit greatly from re-listing our stock on a national exchange. Now that the company meets the qualification criteria of a least one national exchange, I believe it is time for you and the board to seriously start the planning process required for re-listing. I sincerely look forward to the day that the company is once again proudly traded on a legitimate and nationally recognized public stock exchange.


Sincerely,



/s/ Roy E. Crippen III
Roy E. Crippen III


cc: Digital Fusion BOD